For Immediate Release    December 9, 1998

Trading Symbol: ICCN (OTC:BB)

ICC SIGNS MILESTONE AGREEMENTS IN CHINA

Management announces today that Integrated Carbonics Corp. has entered into an agreement with Yichang Hengda Graphite Group of Yichang, People's Republic of China to establish a cooperative joint venture company, Yichang Integrated Carbonics Company Limited.

This milestone is a significant advancement of the Company's efforts to accelerate its mandate through investment in operating graphite processing plants in China as announced on August 13, 1998. At that time, the Company's President stated that completion of these agreements marks a milestone that:

     accelerates the Company toward cash flow from operations, pushes the

     Company's participation in high value graphite processing ahead by 2-4 years and allows the Company to establish itself as a quality value-added producer in the PRC".

Under the terms of the Agreement, ICC will own 55% of Yichang
Integrated Carbonics Company Limited which will have the following operations and assets:

1.Mining rights to a 6,000,000 tonne (proven and probable) graphite deposit in Yichang County grading over 13% with a new 8,000 tpa flotation, mining and concentrate production facility located at the sight of the ore body in Yichang County. This facility is currently producing medium and high carbon graphite concentrate.

2.A 1,000 tpa Graphite Sheet (Foil) operation. In addition, plants for drying, screening and classification (15,000 tpa), a 98%-99% high purity plant, and a 1,000 tpa expandable graphite plant.

From this joint venture, ICC expects to realize revenue from operations in the first quarter of 1999. In addition to expected revenue from its existing joint venture company, Liumao ICC Graphite Products Ltd., the Company is forecasting average annual sales from the YiChang projects to be approximately $11.6 million with a preliminary projected internal rate of return averaging approximately 140% between the two projects.

Integrated Carbonics Corp. has positioned itself as a specialty graphite and graphite product producer within the $8 billion worldwide graphite industry. ICC has concentrated its development efforts in China due to China's ranking as the number 1 graphite producer in the world with low operating costs leading to anticipated high rates of return.

This News Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to business and financial conditions, the Company's ongoing ability to finance its operations and the ongoing viability of the graphite industry.

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Contact: Investor Relations: 1-888-734-7774 or

Robert Tyson, Vice President, Corporate Communications - (604)
682-8445

E-Mail: info@carbonics.com

Web Site: www.integratedcarbonics.com